

November 12, 2013

Via E-mail
Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
500 Newport Center Drive
Newport Beach, California 92660

> Re: **Acacia Research Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 28, 2013**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2013**
>   **Filed November 7, 2013**
>   **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your letter dated November 4, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Comparison of the Results of Operations for the Three and Nine Months ended September 30, 2013 and 2012

Operating Expenses

Other Operating Expense, page 25

1.   We note here and from your third quarter 2013 earnings call that you recorded $3,506,000 in other expenses related to the resolution of a dispute with one of your prior law firms over legal fees. Please tell us how you assessed the likelihood of the outcome of this dispute (e.g., probable, reasonably possible, or remote) and what procedures you undertook to estimate the loss prior to filing your Form 10-Q for the quarterly period ended September 30, 2013. In this regard, please tell us what consideration was given to disclosing the disputed matter in your previous Forms 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, as well as your Form 10-K for the fiscal year ended December 31, 2012. Refer to ASC 450-20-25 and ASC 450-20-50.

2.   Please tell us specifically what services the prior law firm provided related to these disputed fees and your consideration in determining whether the nature of these services represent a cost of revenue.

Income Taxes, Page 25

3.   We note from page F-22 of your Form 10-K for the fiscal year ended December 31, 2012 that your effective tax rate was 40% for fiscal year 2012, excluding the release of the valuation allowance. We also note from your disclosures in Forms 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013 that your effective tax rates were 39% and 40%, respectively. Please tell us what consideration you gave to disclosing the reasons for the increase in your effective tax rate for the quarterly period ended September 30, 2013.

4.   We note that you have incurred losses for the quarterly periods ended June 30, 2013 and September 30, 2013. We also note that your revenue for the nine months ended September 30, 2013 decreased by 37% compared to the comparable period in fiscal year 2012. Please tell us how you determined that the tax benefits generated during the nine

months ended September 30, 2013 can be realized or recognizable as deferred tax assets at the end of fiscal year 2013. Refer to ASC 740-270-25.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief